# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Revance Therapeutics, Inc., CIK 0001479290
CUSIP: 761330109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1222 DEMONBREUN STREET, SUITE 2000, NASHVILLE, Tennessee (TN), 37203
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001140361-23-042206
Filed by CIK 0001992112
Persons authorized to receive notices and communications: Patrice Calvayrac, Teoxane SA, RUE DE LYON 105, GENEVA, Switzerland (V8), 1203, 412234496 36

## Reporting persons
- Teoxane SA (CIK 0001992112): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC), other (OO); sole voting power 6,550,800; shared voting power 0; sole dispositive power 6,550,800; shared dispositive power 0; aggregate amount beneficially owned 6,550,800 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Revance Therapeutics, Inc.
Address of issuer's principal executive offices: 1222 DEMONBREUN STREET, SUITE 2000, NASHVILLE, Tennessee (TN), 37203
Comment:
This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 1, 2023 (as amended by Amendment No. 1 thereto filed on October 24, 2023, the "Schedule 13D") with respect to shares of common stock, par value $0.001 per share (the "Common Stock"), of Revance Therapeutics, Inc. (the "Issuer").

Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 9, 2024, the Issuer announced its entry into an Amended and Restated Agreement and Plan of Merger (the "A&R Merger Agreement") with Crown Laboratories, Inc. and Reb Merger Sub, Inc. (collectively, "Crown"), pursuant to which Crown commenced a tender offer on December 12, 2024 to purchase all of the outstanding shares of Common Stock at a price of $3.10 per share (the transactions contemplated by the A&R Merger Agreement, the "Proposed Transaction").

The Reporting Person believes that the Proposed Transaction undervalues the Issuer and that the consummation of the Proposed Transaction is not in the best interests of the Issuer or its stockholders.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. The Reporting Person intends to continue to consider, explore and/or develop plans and may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in communications with the management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer or third parties regarding the Proposed Transaction, and making proposals to the Issuer, and engaging in discussions with third parties, concerning alternative strategic transactions. The Reporting Person may also take any other actions with respect to its investment in the Issuer permitted by law, including any or all of the actions set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Person may at any time reconsider and change their plans or proposals relating to the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See cover page. Based upon the Issuer's Quarterly Report on Form 10-Q, filed on November 7, 2024, there were 104,902,388 shares of Common Stock outstanding as of October 31, 2024. As of the date hereof, the Reporting Person beneficially owns and has voting and dispositive power over 6,550,800 shares of Common Stock, representing approximately 6.2% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See cover page. Based upon the Issuer's Quarterly Report on Form 10-Q, filed on November 7, 2024, there were 104,902,388 shares of Common Stock outstanding as of October 31, 2024. As of the date hereof, the Reporting Person beneficially owns and has voting and dispositive power over 6,550,800 shares of Common Stock, representing approximately 6.2% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the best of the Reporting Person's knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported hereunder as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the information set forth in Item 4 above.

## Signatures
- Teoxane SA: /s/ Patrice Calvayrac, Patrice Calvayrac/ Chief Financial Officer (12/19/2024)